February 23, 2005

Via Facsimile at (212) 259-7863 and U.S. Mail

Michelle Rutta, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019-6092

Re:	Omnicare Capital Trust I, Inc.
	Schedule TO-T filed February 7, 2005
      File No. 5-80344

      Omnicare, Inc.
      Form S-4 filed February 7, 2005
      File No. 333-122602

Dear Ms. Rutta:

	We have the following comments on your filing. The scope of our review has been limited to the terms of the exchange offer.

Cover Page

1. Please obtain the required legality and tax opinions. Your legality opinion should address the New Trust PIERS, the guarantees and the underlying common stock. Your tax opinion should address should be clear as to the degree of uncertainty associated with the tax consequences of the exchange offer. Please be advised that if Counsel provides either a long or short form opinion, corresponding changes will have to be made to your Material Tax
Consequences section.

2. Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.

3. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please revise the red herring legend to accurately reflect that the information is complete.
Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone
Interpretations, which is available on our website at www.sec.gov.

4. Include a brief description of your reasons for undertaking the exchange offer, including reference to EITF No. 04-08.

Documents Incorporated by Reference into this Prospectus, page 1

5. You state that you incorporate by reference any further filings until the date of expiration. Please advise us of your authority for such "forward" incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule
TO.  Please revise as appropriate.

Safe Harbor Statement, page 3

6. Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001
Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations. Please amend to delete reference to the safe harbor provisions.

7. Delete the statement that you assume no obligation to update forward-looking information. In the alternative, explain how this position is consonant with your disclosure obligations. See Rule
13e-4(e)(3).

The exchange offer, page 7

8. Clarify that the exchange will result in the Company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

U.S. Federal Income Tax Consequences, page 9

9. Briefly state the potential consequences if the exchange is not treated as you expect. Provide similar disclosure on page 17.

Principal differences between the Old Trust PIERS and the New
Trust Piers, page 10

10. Revise the summary of material differences of the debentures to summarize the material risks of the new notes where those risks differ from the risks of the old notes. In this regard, we note that your disclosures beginning on page 19 appear to describe risks associated with the new debentures only without contrasting them to risks currently existing under the outstanding debentures.

11. In addition, describe the effect on the Company`s liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the new debentures.

The Exchange Offer, page 36

	Conditions to the Exchange Offer, page 36
12. We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to the failure of the conditions." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.

Dealer Manager, page 42

13. You state that Lehman Brothers will be paid "customary fees."
Revise your disclosure to quantify the compensation as required by
Item 1009 of Regulation M-A for each entity named in this section. Provide corresponding disclosure for your dealer manager.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions